Free Writing Prospectus, dated February 11, 2026
Filed pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus, dated February 11, 2026
Registration Statement Nos. 333-291629

and 333-291629-01

This Preliminary Term Sheet has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any system restoration bonds in any jurisdiction where such offer or sale is prohibited. Please read the important information and qualifications on pages 1 and 2 of this Preliminary Term Sheet.

CenterPoint Energy Restoration Bond Company III, LLC

(the “Issuing Entity”)

PRELIMINARY TERM SHEET

$1,193,474,000 Series 2026-A Senior Secured System Restoration Bonds

Issuing Entity:	CenterPoint Energy Restoration Bond Company III, LLC

Sponsor, Depositor and Initial Servicer:	CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”)

Trustee:	U.S. Bank Trust Company, National Association

Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc.

Co-Managers:	Mizuho Securities USA LLC Scotia Capital (USA) Inc. Loop Capital Markets LLC Academy Securities, Inc.

Expected Ratings (Moody’s/S&P):	Aaa (sf)/ AAA (sf)(1)

Payment Dates(2):	June 15 and December 15, commencing December 15, 2026

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)	In any case where the date on which payment is due shall not be a Business Day, then payment may be made on the next Business Day.

Tranche*	Expected weighted average life (years)*	Principal amount offered*	Scheduled final payment date*	Final maturity date*	CUSIP	ISIN
A-1	2.51	$298,370,000	12/15/2030	12/15/2031	15202G AA6	US15202GAA67
A-2	7.05	$397,825,000	6/15/2035	6/15/2036	15202G AB4	US15202GAB41
A-3	11.78	$497,279,000	12/15/2039	12/15/2040	15202G AC2	US15202GAC24

* Preliminary, subject to change

CenterPoint Houston and the Issuing Entity have filed a registration statement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus filed by CenterPoint Houston and the Issuing Entity dated February 11, 2026 and other documents CenterPoint Houston and the Issuing Entity have filed with the SEC for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, CenterPoint Houston, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CenterPoint Houston at 1-713-207-1111, by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, by calling J.P. Morgan Securities LLC toll-free at 1-800-408-1016, by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or by calling BofA Securities Inc. at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com.

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus for the securities offering to which this Preliminary Term Sheet relates. The prospectus contains material information not contained herein, and the prospective purchasers are referred to the prospectus, including the final prospectus. This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale. This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the system restoration charges securing them, are subject to modification or revision (including, among other things, the possibility that one or more tranches of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. The Issuing Entity’s obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS Preliminary Term Sheet IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price and availability of the system restoration bonds are subject to change without notice.

A contract of sale will come into being no sooner than the date on which the system restoration bonds have been priced and the underwriters have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by the underwriters, will not create binding contractual obligations for you or the underwriters (or any other person or entity). You may withdraw your offer to purchase securities at any time prior to the underwriters’ acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (i) these materials not constituting an offer (or a solicitation of an offer), (ii) no representation that these materials are accurate or complete and may not be updated or (iii) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

INITIAL SYSTEM RESTORATION CHARGE

The system restoration charges will be adjusted annually, or more frequently under certain circumstances, by the servicer in accordance with its filings with the Public Utility Commission of Texas (the “PUCT”). CenterPoint Houston estimates that, on an annualized basis, the initial system restoration charges (i) would represent approximately 1.34%* of the total bill received by a 1,000 kWh residential customer served at distribution voltage of the largest retail electric provider (“REP”) in CenterPoint Houston’s service territory as of February 2026; and (ii) would represent approximately 1.30%* of the total bill received by a 1,000 kWh residential customer served at distribution voltage in CenterPoint Houston’s service territory as of February 2026 (based on the average of offered rates at distribution voltage published on the PUCT website for REPs operating in CenterPoint Houston’s service territory). CenterPoint Houston estimates that, on an annualized basis, the aggregate initial system restoration charge for (1) the system restoration bonds and (2) the Series 2025-A Senior Secured System Restoration Bonds issued by CenterPoint Energy Restoration Bond Company II, LLC in September 2025 would represent approximately 1.76%* of the total bill received by a 1,000 kWh residential customer based on rates as of February 2026.

The initial system restoration charges will be imposed on retail customers served at distribution voltage in CenterPoint Houston's service territory at the following initial system restoration charge rates for the applicable system restoration charge customer class:

System Restoration Charge Customer Rate Class	Initial System Restoration Charge Rate*
Residential	$0.003020 per kWh

Secondary ≤ 10kVA	$0.003055 per kWh

Secondary > 10 kVA	$0.529545 per billing kVA

Primary Service	$0.300899 per billing kVA

Lighting Services	$0.071258 per kWh

* Preliminary, subject to change

EXPECTED AMORTIZATION SCHEDULE

OUTSTANDING PRINCIPAL BALANCE*

Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance
Initial Principal Amount	$298,370,000.00	$397,825,000.00	$497,279,000.00
12/15/2026	247,344,260.10	397,825,000.00	497,279,000.00
6/15/2027	214,501,931.93	397,825,000.00	497,279,000.00
12/15/2027	180,976,319.12	397,825,000.00	497,279,000.00
6/15/2028	146,753,205.93	397,825,000.00	497,279,000.00
12/15/2028	111,818,080.88	397,825,000.00	497,279,000.00
6/15/2029	76,156,130.54	397,825,000.00	497,279,000.00
12/15/2029	39,752,233.34	397,825,000.00	497,279,000.00
6/15/2030	2,590,953.05	397,825,000.00	497,279,000.00
12/15/2030	-	362,481,532.32	497,279,000.00
6/15/2031	-	323,671,824.63	497,279,000.00
12/15/2031	-	283,960,179.33	497,279,000.00
6/15/2032	-	243,325,635.39	497,279,000.00
12/15/2032	-	201,746,744.65	497,279,000.00
6/15/2033	-	159,201,560.49	497,279,000.00
12/15/2033	-	115,667,626.26	497,279,000.00
6/15/2034	-	71,121,963.39	497,279,000.00
12/15/2034	-	25,541,059.31	497,279,000.00
6/15/2035	-	-	476,179,855.03
12/15/2035	-	-	428,411,318.69
6/15/2036	-	-	379,432,088.80
12/15/2036	-	-	329,211,480.34
6/15/2037	-	-	277,718,030.55
12/15/2037	-	-	224,919,479.27
6/15/2038	-	-	170,782,748.71
12/15/2038	-	-	115,273,922.72
6/15/2039	-	-	58,358,225.53
12/15/2039	-	-	-

* Preliminary, subject to change

EXPECTED SINKING FUND SCHEDULE*

Date	Tranche A-1 Principal Payment Amount	Tranche A-2 Principal Payment Amount	Tranche A-3 Principal Payment Amount
12/15/2026	$51,025,739.90	-	-
6/15/2027	32,842,328.17	-	-
12/15/2027	33,525,612.81	-	-
6/15/2028	34,223,113.19	-	-
12/15/2028	34,935,125.05	-	-
6/15/2029	35,661,950.34	-	-
12/15/2029	36,403,897.20	-	-
6/15/2030	37,161,280.29	-	-
12/15/2030	2,590,953.05	$35,343,467.68	-
6/15/2031	-	38,809,707.69	-
12/15/2031	-	39,711,645.30	-
6/15/2032	-	40,634,543.94	-
12/15/2032	-	41,578,890.74	-
6/15/2033	-	42,545,184.16	-
12/15/2033	-	43,533,934.23	-
6/15/2034	-	44,545,662.87	-
12/15/2034	-	45,580,904.08	-
6/15/2035	-	25,541,059.31	$21,099,144.97
12/15/2035	-	-	47,768,536.34
6/15/2036	-	-	48,979,229.89
12/15/2036	-	-	50,220,608.46
6/15/2037	-	-	51,493,449.79
12/15/2037	-	-	52,798,551.28
6/15/2038	-	-	54,136,730.56
12/15/2038	-	-	55,508,825.99
6/15/2039	-	-	56,915,697.19
12/15/2039	-	-	58,358,225.53
Total Payments	$298,370,000.00	$397,825,000.00	$497,279,000.00

* Preliminary, subject to change

In no event shall the scheduled final payment date for any tranche of the system restoration bonds exceed 14 years from the date of issuance of the system restoration bonds. The legal final maturity of any tranche of the system restoration bonds shall not exceed 15 years from the date of issuance of the system restoration bonds.

Weighted Average Life Sensitivity

		-5% (5.34 Standard Deviations from Mean)		-15% (11.71 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)*	Weighted Average Life (Years)*	Change (Days)*(1)	Weighted Average Life (Years)*	Change (Days)*(1)
A-1	2.51	2.51	0	2.52	4
A-2	7.05	7.05	0	7.05	1
A-3	11.78	11.78	0	11.78	1

* Preliminary, subject to change

(1) Number is rounded to whole days

There can be no assurance that the weighted average lives of the various tranches of the system restoration bonds will be as shown in the above table.

For the purposes of preparing the chart above, the following assumptions, among others, have been made: (i) the forecast error is constant over the life of the system restoration bonds and is equal to an overestimate of electric customer counts of 5% (5.34 standard deviations from the mean) or 15% (11.71 standard deviations from the mean) as stated in the chart above, (ii) the servicer makes timely and accurate filings to true-up the system restoration charges annually, (iii) customer charge-off rates are held constant at approximately 1.88% for all customers, (iv) REPs remit all system restoration charges 35 calendar days after such charges are billed, (v) the system restoration bonds are issued on February 26, 2026, (vi) there is no acceleration of the final maturity date of the system restoration bonds, and (vii) operating expenses are equal to projections. There can be no assurance that the weighted average lives of the system restoration bonds will be as shown above.